PACIFIC CONTINENTAL CORPORATION

Focus. It's a point of emphasis, an adjustment made to sharpen one's perception, a clear point of view. It's also what distinguishes Pacific Continental Bank from our competitors.

When Pacific Continental Bank was first chartered in 1972, we had one overriding goal: to provide the kind of community-based banking that was rapidly disappearing as more and more banks grew increasingly large, their operations increasingly distant and their service increasingly impersonal. Determined to serve our clients better than any other financial institution, we focused on providing the financial, technical and, yes, personal resources to help our clients grow and prosper. In doing so, we've not only grown bigger, we've grown smarter.

Today, our staff includes some of the finest bankers and sharpest financial minds anywhere. We continue to implement new technologies to better serve our clients. And we remain focused on providing truly one of a kind service.

Why are we known as The Right Bank? See for yourself.

Why is Pacific Continental known as The Right Bank? It's all in our focus.

Selected Financial Charts


1997
1998
1999
2000
2001
$309,548
294,124
271,088
241,944
200,120

Total Assets
Dollars in thousands


1997
1998
1999
2000
2001
$1.14
.96
1.03
.92
.86

Net Income per share


1997
1998
1999
2000
2001
$35,604
30,370
27,111
27,126
21,991

Shareholders' Equity
Dollars in thousands



Our Point Of Focus

While other financial institutions have increasingly focused on large accounts and long-distance service, Pacific Continental Bank has always maintained a different, more finely tuned perspective.

Determined to serve our clients better than any other financial institution, we've concentrated on community-based banking, long-term business relationships and personalized client service. While some financial institutions looked only to grow bigger, we focused on growing smarter–increasing our knowledge, improving our service and making the business of doing business easier for our clients. That's a critical point of distinction, a value-added philosophy that has shaped our business strategies, contributed to our clients' successes and paid real dividends to our investors.

> We originated more U.S. Small Business Administration loans over the past five years than any other financial institution in Oregon.

As our long-time spokesmen, the fly fishing guides Wally and Honk, have pointed out, "When it comes to business, no one knows the local waters better than Pacific Continental Bank."

That's one of the reasons in 1995 the *ABA Banking Journal* ranked Pacific Continental the seventh most profitable bank in the nation with assets between $100 million and $1 billion and *American Banker* magazine ranked us as the seventh fastest growing of the nation's 100 most profitable large community banks. It's why we've originated more U.S. Small Business Administration loans over the past five years than any other financial institution in Oregon.

And, more to the point, it's why we remain confident that Pacific Continental, our clients and our investors will continue to grow and prosper in the years ahead.



> Our value-added philosophy has sharpened our business strategies, contributed to our clients' success and paid real dividends to our investors.

Pacific Continental Bank has always been guided by a commitment to community-based banking, personalized client relationships and a long-term marketing strategy.



Centermost Is Personal Service

Creating value for a client requires more than simply providing loans or issuing monthly statements. It requires an in-depth knowledge of a client's business, the local markets and the opportunities for expanding both. We've gathered together the brightest and most dedicated professionals to serve our clients and encouraged them to apply their expertise in making informed decisions based on a client's individual circumstances.

From online banking to legal and accounting services, we partner with businesses who share our commitment to exceptional service.

We've also invested in new technologies to better serve our clients, without losing sight of the fact that technology is a tool that complements and expands service, never a substitute for service.

The strategic alliances we've established with vendors and service providers create additional value for our existing clients, and opportunities to develop new relationships. Among the most important of these alliances are the business resources within the communities we serve. From online banking and merchant bankcard processing to legal and accounting services, we partner with businesses who share our commitment to exceptional service.



Oregon Business magazine lists us as one of the best employers in Oregon, which is why we've been so successful in attracting and retaining some of the best minds in the industry.

We've also created a smarter workplace, increasing our individual and collective knowledge and emphasizing the critical role each individual plays in creating value for our clients. *Oregon Business* magazine lists us as one of the 100 best employers in Oregon, just one of the reasons we've been so successful in attracting and retaining some of the best minds in the industry. Our clients can count on working with individuals who care about their business and who have the desire – and the ability – to play a part in their success. That's key to maintaining excellent, long-term client relationships. It's also why you see so many familiar faces around here.

We've invested in new technologies to better serve our clients, without losing sight that technology is never a substitute for service.



Targeting Opportunity

Community-based businesses make up a significant part of the economic landscape, and represent a clear opportunity for economic growth. We've leveraged our knowledge of local economies, our business acumen and our technological resources to provide a valuable asset for attorneys, accountants, physicians, contractors, architects, developers and a host of other business professionals in the communities we serve.

One of the ways we've maintained our competitive service advantage with these clients is by making the business of doing business easier.

As a Preferred Lender with the Small Business Administration, Pacific Continental Bank can offer our clients substantially faster, easier and – yes – smarter small business loans. In fact, we've repeatedly been named the SBA Lender of the Year and have originated more U.S. Small Business Administration loans over the past five years than any other financial institution in Oregon.



We've provided additional support to our clients and our communities by sponsoring the annual Smart Marketing Conference and numerous small-business seminars. We've partnered with business consultants whose unique entrepreneurial expertise has helped our clients identify new opportunities to expand and improve their operations. We've also contributed our time and expertise to local school boards, nonprofit organizations and various community events and service organizations.

If you want to know what we stand for, consider who we stand with. And then consider the opportunities we can bring into focus.

Our knowledge of local economies, business acumen and technological resources make us a clear choice for attorneys, accountants, physicians, architects, developers and a host of other professionals.

Looking To The Future

It's true: we've grown over the years, opening new offices, expanding into new communities and increasing our service offerings to new business sectors. Our success allows us to address the increasingly diverse needs of a rapidly growing list of clients, from emerging businesses to large corporations. But unlike those financial institutions that have grown larger, but not necessarily smarter, we remain astutely innovative, highly flexible and steadfastly focused on our core values.

We will continue to attract and retain the most talented professionals in our industry. We remain committed to developing new and better methods for adding value to our customer services. And we will continue to cultivate new relationships while nurturing those we have already established.

That focus on exceptional people, exceptional service and exceptional relationships is what makes Pacific Continental "The Right Bank."

We've grown in new directions over the years, opening new offices, expanding into new communities and increasing our service offerings into new business sectors.



10 0 10 20 30
20 30 40 50 60 70 80
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NE
NW

Dear Shareholder

I am very pleased to report that Pacific Continental Corporation posted strong financial and operating results for the year ended December 31, 2001.

Specifically, earnings were $5.7 million, up 19% over last year. Contributing to this successful year were strong increases in most income categories and improved operating margins. Return on Assets (ROA) for the year was 1.91%, compared with 1.67% for 2000. Return on Equity (ROE) was 16.89%, compared with 16.79% for the prior year.

Another measure of our performance – and one of the benefits of investing in Pacific Continental Corporation stock – is our long history of dividend payments. Since 1979 we have paid cash dividends in 21 out of 22 years. We continued that tradition in 2001, marking our 16th consecutive year of semi-annual dividend payments.

Additionally, in October your board declared a 10% stock dividend, delivering even more value to our shareholders. The board and I are proud of this performance, and I am confident we are well positioned for continued success.

Pacific Continental Corporation enjoys a very strong competitive position in our marketplace. Branding and establishing ourselves as "The Right Bank" has helped us achieve top-of-mind awareness in the two best markets in Oregon and continues to convey a strong message within the communities we serve. Our unofficial spokesmen, the local fishing duo of Wally and Honk, have also helped to showcase our community-based brand of banking, clearly differentiating us from our competitors.

We also benefit from an exceptionally strong corporate culture, a hallmark of the bank since its founding. "The PCB Way," as we call it, defines a business model that emphasizes client service and individual responsibility at every level of the organization.

This corporate culture is one of the reasons your bank was named by *Oregon Business* magazine as one of Oregon's Top 100 Companies to work for and received a Families in Good Company award for our flexible work arrangements and other family-friendly benefits. And it's why we are able to attract and retain the kind of talented banking professionals whose commitment, passion and accountability create valuable, long-term relationships with our clients.

To complement the exceptional service of our employees, we continue to invest in new technologies to enhance our efficiencies and to make banking easier for our clients. For example, we enhanced our online banking service by providing clients with immediate access to images of their paid checks. We upgraded our online services for business accounts with expanded features and functionality, and introduced e-mail statements and Statement Plus,™ a powerful CD-ROM product for our larger clients. We also developed a comprehensive Intranet that maximizes our intra-office communications and our employees' access to information.

Looking ahead, I see clear opportunities for growth. The Portland market is ready for the kind of service only The Right Bank can offer. We've made several new additions to an already outstanding group of employees, positioning us to further expand our offerings to this vibrant market. Our bankers are local, knowledgeable and resourceful. Most

Our business model emphasizes client service and individual responsibility.

importantly, we become our clients' business partners and take individual ownership in responding to their many needs. We look to take increasing advantage of competitors who fail to measure up to our level of service and commitment.

The year 2001 was full of challenges. The events of September 11 only accentuated an already faltering economy, and although we are seeing improvement we must be vigilant when assessing new opportunities. Nonetheless, as I look ahead, Pacific Continental is well positioned to meet its financial goals. We already serve the best two markets in Oregon, and we will become more focused through greater specialization and service to our various segments within those markets. We will continue to find new ways to provide exceptional value and to deepen our relationships with community-based businesses. And we will utilize our capital resources to create meaningful growth in shareholder value.

I thank you, our shareholders, for your ongoing support, and I want to credit our management team and employees for the success we achieved during 2001.

We look forward to reporting our results and sharing our successes with you during 2002.

J. Bruce Riddle
President and Chief Executive Officer



Market Information — Stock — Price Ranges

		4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
2000	High	$ 8.30	$ 9.89	$10.68	$12.50
	Low	$ 7.95	$ 8.18	$ 8.86	$10.45
2001	High	$12.94	$13.17	$11.36	$10.80
	Low	$10.32	$11.35	$ 8.98	$ 8.13

Note: All prices have been adjusted retroactively for the October 2001 10% stock dividend.

Selected Financial Data

Pacific Continental Corporation
(Dollars in thousands, except per share data)

	2001	2000	1999	1998	1997
For the Year					
Net interest income	$ 18,520	$ 17,262	$ 16,054	$ 13,953	$ 12,304
Provision for loan losses	1,455	1,340	735	810	730
Noninterest income	4,894	3,909	4,119	3,984	2,595
Noninterest expense	12,654	11,970	10,700	9,369	7,521
Income taxes	3,582	3,053	3,364	2,985	2,431
Net income	5,722	4,808	5,374	4,773	4,217
Cash dividends	1,401	1,225	1,323	1,149	976
Per Common Share Data (1)					
Net income					
Basic	$ 1.14	$ 0.96	$ 1.03	$ 0.92	$ 0.86
Diluted	1.12	0.96	1.02	0.90	0.84
Cash dividends	0.28	0.25	0.25	0.22	0.19
Market value, end of year	12.70	8.07	11.82	16.25	13.94
At Year End					
Assets	$ 309,548	$ 294,124	$ 271,088	$ 241,944	$ 200,120
Loans, less allowance for loan loss	239,683	222,445	209,533	185,292	144,112
Deposits	248,328	250,104	224,175	194,329	167,295
Shareholders' equity	35,604	30,370	27,111	27,126	21,991
Average for the Year					
Assets	$ 299,721	$ 288,589	$ 255,271	$ 214,247	$ 183,821
Earning assets	270,702	260,419	230,303	193,163	165,994
Loans, less allowance for loan loss	234,441	224,119	195,355	162,780	141,050
Deposits	238,856	239,197	207,224	172,081	153,050
Interest paying liabilities	195,529	195,214	169,054	140,869	123,735
Shareholders' equity	33,882	28,626	28,173	24,787	19,279
Financial Ratios					
Return on average:					
Assets	1.91%	1.67%	2.11%	2.23%	2.29%
Shareholders' equity	16.89%	16.79%	19.08%	19.26%	21.87%
Average shareholders' equity/ average assets	11.30%	9.92%	11.04%	11.57%	10.49%
Dividend payout ratio	24.48%	25.47%	24.62%	24.07%	22.54%
Risk based capital:					
Tier I capital	12.71%	12.30%	12.07%	12.99%	13.81%
Tier II capital	13.98%	13.17%	13.15%	13.98%	14.75%

(1) Per common share data is retroactively adjusted to reflect the stock splits and stock dividends of 2001, 1998, and 1997.

Board Of Directors



Robert A. Ballin
Chairman of Willis Corporation of Eugene
Chairman of the Board
Pacific Continental Bank



J. Bruce Riddle
President/CEO
Pacific Continental Bank



Donald A. Bick
Bick & Monte, Attorneys



Larry G. Campbell
President, L.G. Campbell Co., Inc.
Campbell Commercial Real Estate



Michael Holcomb
Berjac of Oregon



Donald G. Montgomery
Private Investor



James W. Putney
Private Investor



Ronald E. Taylor
General Manager
Willamette Graystone, Inc.

Corporate Officers



J. Bruce Riddle
President
Chief Executive Officer



Hal Brown
Executive Vice President
Chief Operating Officer



John M. Gydé
Executive Vice President
Chief Credit Officer



Mitch Hagstrom
Senior Vice President
Manager of Client Services



T. Dean Hansen
Senior Vice President
Olive St. Office Manager



Judy Thompson
Senior Vice President
High St. Office Manager



Scott C. Anderson
Vice President
Loan Officer



Michele Baker
Vice President
Loan Officer



Jack Barrowcliff
Vice President
Loan Officer



Carol Batchelor
Vice President
Human Resources Director, PHR
Senior Operations Officer



Carolyn Cole
Vice President
West 11th Office Manager



Robert Harding
Vice President
Tualatin Office Manager



Patricia K. Haxby
Vice President
Chief Information Officer

Corporate Officers



Casey Hogan
Vice President
Business Banker



David Johnson
Vice President
Gateway Office Manager



David Miller
Vice President
Senior Loan Officer



Tom Reese
Vice President
Beaverton Office Manager



Mick Reynolds
Vice President
Chief Financial Officer



Erik Riechers
Vice President
Loan Officer



Suzanne Ellis
Assistant Vice President
Operations Officer



Denise Ghazal
Assistant Vice President
Loan Officer



Mary Grimes
Assistant Vice President
Client Services Manager



Damon Rose
Assistant Vice President
Loan Officer



Rick Schaufler
Assistant Vice President
Coburg Rd. Office Manager



Callie Barry
Operations Officer



Scott Beard
Loan Officer



Sheri Bevans
Client Services Manager



Bonnie Davis
Loan Officer



Lisa Faust
Operations Officer



April Givens
Operations Officer



Eric Lind
Loan Officer



Pam Low
Operations Officer



Laura Mediati
Operations and Training Officer



Kathy Olafson
Junction City Office Manager



Lisa Rose
Loan Operations Officer



Kathe Shaw
Client Services Manager



Barbara Shields
Special Credits Officer



Charley Snellings
Client Services Manager



Donovan Volk
River Rd. Office Manager



Table Of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to provide a more comprehensive review of the Company's operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion should be read in conjunction with the audited financial statements and the notes thereto included later in this annual report. All numbers, except per share data, are expressed in thousands of dollars.

In addition to historical information, this report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). This statement is included for the express purpose of availing Pacific Continental Corporation of the protections of the safe harbor provisions of the PSLRA. The forward-looking statements contained in this report are subject to factors, risks, and uncertainties that may cause actual results to differ materially from those projected. Important factors that might cause such material differences include, but are not limited to, those discussed in this section of the report. In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this report: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; recent world events and their impact on interest rates, businesses and customers, and the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive standards; competitive factors, including increased competition with community, regional, and national financial institutions; fluctuating interest rate environments; and similar matters. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of the statement. Pacific Continental Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in this and other documents we file from time to time with the Securities and Exchange Commission.

HIGHLIGHTS

YEAR 2001

- Increased operating revenue 11% over prior year.
- Improved net interest margin by 0.21% over prior year to 6.84%.
- Paid cash dividends of $1.4 million or $0.28 per share and paid a 10% stock dividend.
- Recognized as SBA **Lender of the Year** for 2000, the third consecutive year.
- Selected as one of the **Top 100 Best Companies** to work for by *Oregon Business* magazine.
- Awarded the **Quality Seal** from *Families in Good Company.*
- Instituted a stock buy back program.
- Maintained a consistent strong financial performance: Return on assets and return on equity of 1.91% and 16.89%, respectively.

Pacific Continental Corporation earned $5,722 or $1.12 per diluted share in 2001, compared to $4,808 or $0.96 per diluted share and $5,374 or $1.02 per diluted share in 2000 and 1999, respectively. Return on average assets was 1.91% in the current year, compared to 1.67% in 2000. Return on average equity for 2001 was 16.89% compared to 16.79% for the previous year.

At December 31, 2001, total assets were $309,548, an increase of 5% over 2000 year-end total assets of $294,124. Total deposits at year-end were $248,329 compared to $250,104 for the previous year.

RESULTS OF OPERATIONS

NET INTEREST INCOME

The largest component of the Company's earnings is net interest income. Net interest income is the difference between interest income derived from earning assets, principally loans, and the interest expense associated with interest bearing liabilities, principally deposits. The volume and mix of earning assets and funding sources, market rates of interest, demand for loans, and the availability of deposits affect net interest income.

Two tables follow which analyze the change in net interest income for 2001, 2000, and 1999. Table I, Average Balance, Analysis of Net Interest Earnings, provides information with regard to average balances of assets and liabilities, as well as associated dollar amounts of interest income and interest expense, relevant average yields or rates, and net interest income as a percent of average earning assets. Table II, Analysis of Changes in Interest Income and Interest Expense, shows the increase (decrease) in the dollar amount of interest income and interest expense and the differences attributable to changes in either volume or rates. Changes not solely due to volume or rate are allocated to rate.

2001 Compared to 2000

Net interest income for 2001 was $18,520, an increase of $1,258 or 7% over 2000 net interest income of $17,262. For the year 2001, net interest margin as a percentage of earning assets increased by 0.21% from 6.63% in 2000 to 6.84% in 2001.

During the year 2001, the Federal Reserve aggressively lowered market interest rates in response to economic conditions, which resulted in a 4.75% decline in the prime-lending rate. The Company's net interest margin improved despite the significant decline in market interest rates. The Company was able to lower its costs of interest-bearing liabilities during 2001 due to lower rates paid on deposit accounts and the Company's effectiveness in shortening the maturity structure of its interest-bearing liabilities in order to take advantage of falling market rates. Conversely, the Company was able to maintain a high yield on its earning assets, which dropped only 0.81% from 2000 to 2001, due to the activation of interest rate floors on existing loans.

Interest and fees on earning assets declined by $1,160 or 4% to $25,279. Referring to Table II, total interest income improved by $1,191 due to increased earning asset volumes, which was offset by a $2,264 drop in interest income due to lower yields on earning assets. Average earning assets grew by $10,282 or 4%. Loan growth accounted for all of the growth in earning assets. Referring to Table 1, loan yields declined by 0.81% due primarily to the decrease in the prime-lending rate, which affected yields on variable rate loans and new loan production. In addition, interest reversed and forgone on nonaccrual loans negatively impacted earning asset yields. Interest reversed and forgone on nonaccrual loans for the year totaled approximately $371 or 0.14% of earning assets. The activation of interest rate floors during the first half of 2001 on variable rate loans mitigated the decline in earning asset yields. At December 31, 2001, the Company had approximately $94,000 variable rate loans of which approximately $74,000 had active interest rate floors.

Interest expense on interest-bearing liabilities decreased by $2,417 or 26%. Referring to Table II, interest expense decreased $117 due to the change in mix of interest-bearing liabilities. Growth in money market and NOW account volumes combined with the use of term borrowings from the Federal Home Loan Bank of Seattle allowed the Company to reduce the volumes of high cost national time deposits and public time deposits. Again, referring to Table II, interest expense declined by $2,300 due to lower rates on interest-bearing liabilities, which was directly related to the decrease in market

Table I: Average Balance Analysis of Net Interest Income

Dollars in thousands

	2001			2000			1999		
	Interest Average Balance	Average Income (Expense)	Yield (Cost)	Interest Average Balance	Average Income (Expense)	Yield (Cost)	Interest Average Balance	Average Income (Expense)	Yield (Cost)
Interest Earning Assets									
Federal funds sold and interest bearing deposits in banks	$ 1,656	$ 51	3.08%	$ 1,321	$ 92	6.94%	$ 604	$ 37	6.15%
Securities available for sale:									
Taxable (1)	34,604	2,294	6.63%	34,979	2,324	6.64%	34,344	2,195	6.39%
Loans, net of allowance for loan losses(2)(3)(4)	234,441	22,933	9.78%	224,119	24,022	10.72%	195,355	20,465	10.48%
Total interest earning assets	$270,701	$25,279	9.34%	$260,419	$26,438	10.15%	$230,303	22,697	9.86%
Noninterest Assets									
Cash and due from banks	$ 13,941			$ 12,896			$ 11,524		
Premises and equipment	13,198			12,237			11,087		
Interest receivable and other	1,881			3,037			2,357		
Total noninterest assets	29,020			28,170			24,968		
Total assets	$299,721			$288,589			$255,271		
Interest Bearing Liabilities									
Money market and NOW accounts	$106,851	($2,522)	-2.36%	$101,157	($3,825)	-3.78%	$ 90,655	($2,852)	-3.15%
Savings deposits	12,886	(218)	-1.69%	12,384	(361)	-2.92%	11,324	(303)	-2.68%
Time deposits	50,549	(2,630)	-5.20%	62,799	(3,801)	-6.05%	48,944	(2,501)	-5.11%
Federal funds purchased	4,577	(229)	-5.01%	5,762	(371)	-6.44%	7,786	(412)	-5.29%
Term borrowings	20,666	(1,159)	-5.61%	13,112	(818)	-6.24%	10,345	(575)	-5.56%
Total interest bearing liabilities	$195,529	($6,759)	-3.46%	$195,214	($9,176)	-4.70%	$169,054	($6,643)	-3.93%
Noninterest Bearing Liabilities									
Demand deposits	$ 68,572			$ 62,857			$ 56,301		
Interest payable and other	1,738			1,892			1,743		
Total noninterest liabilities	70,310			64,749			58,044		
Total liabilities	265,839			259,963			227,098		
Stockholders' equity	33,882			28,626			28,173		
Total liabilities and stockholders' equity	$299,721			$288,589			$255,271		
Net Interest Income		$18,520			$17,262			$16,054	
Net Interest Income as a Percent of Earning Assets		6.84%			6.63%			6.97%	

NOTES TO TABLE 1

1. Federal Home Loan Bank stock is included in securities available for sale.
2. Nonaccrual loans are included in average balance totals.
3. Interest income includes recognized loan origination fees of $811, $803, and $954 for the years-ended 2001, 2000, and 1999 respectively.
4. Total includes loans held for sale.

Table II Analysis of Changes in Interest Income and Interest Expense

Dollars in thousands

	2001 compared to 2000 Increase (decrease) due to			2000 compared to 1999 Increase (decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest Earned on:						
Federal funds sold and interest bearing deposits in banks	$ 23	($ 63)	($ 40)	$ 44	$ 11	$ 55
Securities available for sale:						
Taxable	(25)	(5)	(30)	41	89	130
Tax-exempt	0	0	0	0	0	0
Loans, net of allowance for loan losses	1,106	(2,195)	(1,089)	3,013	544	3,557
Total interest income	1,105	(2,264)	(1,160)	3,098	644	3,742
Interest Paid on:						
Money market and NOW accounts	(215)	1,518	1,303	(330)	(643)	(973)
Savings deposits	(15)	158	143	(28)	(30)	(58)
Time deposits	742	430	1,171	(708)	(593)	(1,301)
Federal funds purchased	76	65	141	107	(66)	41
Term borrowings	(471)	129	(342)	(154)	(89)	(243)
Total interest expense	117	2,300	2,417	(1,113)	(1,421)	(2,534)
Net interest income	$1,221	$ 37	$1,258	$1,985	($ 777)	$1,208

interest rates and the ability of the Company to restructure liability maturities. The decline of 1.42% on money market and NOW accounts combined with a 0.85% decline in time deposit rates accounted for $1,948 of the total decline in interest expense.

Finally, the Company's margin was positively impacted by the growth in noninterest bearing deposits. Current year average noninterest bearing deposits grew by $5,715 or 9% over last year. Noninterest bearing deposits account for 23% of the Company's total average assets.

2000 Compared to 1999

Net interest income for 2000 was $17,262, an increase of 8% over 1999 net interest income of $16,054. For 2000, net interest income as a percentage of average earning assets fell from 6.97% in 1999 to 6.63% in 2000.

During the first half of 2000, rising market interest rates and reliance on higher rate funding sources required to fund seasonal loan growth resulted in the rate on interest bearing liabilities rising faster than the yield on loans, thus causing the margin to fall. During the second half of 2000, a combination of increased core deposit growth, which reduced the use of higher rate funding sources and falling market rates on liabilities, reduced the interest expense component of the margin leading to higher margins in the third and fourth quarters of the year.

Interest and fees on earning assets increased 16%, or $3,742, to $26,438. Referring to Table II, total interest income improved by $3,098 due to increased earning asset volumes and $644 due to improved rates or yields on earning assets. Average earning assets grew by $30,116 or 13%. Loan growth (net of allowance) accounted for $28,764 of the increased volume of earning assets Loan yield improvement was directly related to the increase in the prime rate during 2000 and the volume of variable rate loans held in the Company's loan portfolio. The overall yield on earning assets was negatively impacted by a 16% decline in recognized loan fees from $954 in 1999 to $803 in 2000. In addition, higher nonperforming loans during the year 2000 negatively impacted earning asset and loan yields. Interest lost and reversed on nonperforming loans was approximately $215 during

2000 or 0.08% of earning assets. This compares to approximately $40 of interest lost and reversed during 1999.

Interest expense on interest bearing liabilities for the year 2000 increased 38%, or $2,533, to $9,176. Total interest expense increased by $1,113 due to higher volumes and $1,420 due to higher rates (See Table II). Growth in money market and time deposit volumes and corresponding increased rates accounted for $2,274 of the total increase in interest expense for the year. Rates on money market accounts increased 0.63% to 3.78% in 2000 from 1999. Rates on time deposits increased by 0.94% to 6.05% in 2000, up from 5.11% in 1999. The increase in rates and the use of higher rate funding sources during the first six months of 2000 caused the rate on interest bearing liabilities to increase 0.77% for the current year as compared to a 0.30% increase in the yield on earning assets.

The Company continued to benefit from funding with noninterest bearing sources. Average demand deposits in 2000 increased 12% over 1999. Noninterest bearing deposits represent 24% of total assets at December 31, 2000 compared to 23% at December 31, 1999.

PROVISION FOR POSSIBLE LOAN LOSSES

Management provides for possible loan losses by maintaining an allowance. The level of the allowance is determined based upon judgments regarding the size and nature of the loan portfolio, historical loss experience, the financial condition of borrowers, the level of nonperforming loans, and anticipated general economic conditions. Additions to the allowance are charged to expense. Loans are charged against the allowance when management believes the collection of principal is unlikely.

The provision for loan losses totaled $1,455 in 2001, $1,340 in 2000, and $735 in 1999. Net loan charge offs were $186 in 2001 compared to $1,639 in 2000, and $357 in 1999. The larger provisions in 2001 and 2000 reflect specifically identified risks in the Company's loan portfolio and a general decline in economic conditions during 2001.

The allowance for loan losses at December 31, 2001 was $3,418 (1.41% of loans) compared to $2,418 (0.98% of loans) and $2,448 (1.17% of loans) at years end 2000 and 1999, respectively. The 2001 amount includes $1,050 in specific allowance for impaired loans. At December 31, 2001, the Company had $5,608 of impaired loans (net of government guarantees). At years ended 2000 and 1999, the Company classified no loans as impaired. Three loans secured by hotel properties in Oregon account for $4,900 of the year 2001 impaired loans.

Subsequent to December 31, 2001, the Company foreclosed and took possession of two of the above hotel properties. The Company hired a professional hotel management firm to operate these properties while they are made ready for sale. The Company expects to report these properties as other real estate owned at the end of the first quarter 2002. Also subsequent to year-end, the hotel property securing the third loan was sold to another party, and the loan of $1,900 was restructured without additional loss.

At December 31, 2000 and 1999, the Company had nonaccrual loans of $490 and $1,422, respectively, that were not considered impaired. In addition, the Company had loans 90 days past due and still accruing interest of $953, $155, and $464 at December 31, 2001, 2000, and 1999, respectively.

Management believes that the allowance for loan losses is adequate for estimated loan losses, based on management's assessment of various factors, including present past due and impaired loans, past history of loss experience, and present economic conditions. In response to the increase in impaired loans and a slow down in the economy, management increased the allowance for loan losses. Past due and impaired loans are actively managed to minimize the potential loss of principal.

NONINTEREST INCOME

Noninterest income is income derived from sources other than fees and interest on earning assets. The Company's primary sources of noninterest income are service charge fees on deposit accounts, merchant bankcard activity, income derived from mortgage banking services, and gains on the sale of loans.

2001 Compared to 2000

Year-to-date noninterest income was $4,894, up $985 or 25% over 2000. For the year 2001, noninterest income accounted for 21% of total operating revenue (net interest income plus noninterest income), compared to 18% and 20% for 2000 and 1999, respectively. Growth in noninterest income during 2001 was attributable to five categories. Revenues on deposit accounts grew by $89 or 9%. Other fee income, principally merchant bankcard processing fees, were up $326 or 17% due to increased volumes and the addition of new clients. Mortgage banking income and gain on sales of loans increased by $38 or 7%. Residential mortgage revenues increased $173 or 77% due to the high level of home sales and refinancing activities in the low interest rate environment, while gain on sales of loans decreased $135. During 2001, the Company sold approximately $2,800 of government guaranteed loans, compared to $5,800 during 2000. Loan servicing fees improved by $235 or 93% due to an increase in the loan servicing portfolio, which resulted from approximately $9,600 in loan sales during the fourth quarter 2000 and first quarter 2001. Finally, gains on the sales of securities were $251 for the year 2001 compared to a loss of $24 recorded in 2000.

2000 Compared to 1999

In 2000, noninterest income was $3,909, down 5% from 1999 noninterest income of $4,119. For 2000, noninterest income accounted for 18% of total operating revenue compared to 20% for 1999. The decline in noninterest income was attributable to two categories. Loan servicing fees of $254 were down $206 or 45% due to an overall decline in the loan-servicing portfolio and a related principal reduction on a serviced loan that required a $62 write off of a servicing asset booked in 1999. Mortgage banking income and gains on sales of loans dropped significantly from $953 in 1999 to $578 in 2000. Mortgage banking income was down $143 or 30%, and gain on sales of loans was down $233 or 43%. A general softening of the residential market, higher interest rates, and lower levels of refinancing contributed to lower mortgage revenues in 2000. During 2000, the Company sold approximately $5,800 of government guaranteed loans, which resulted in gain on sales of loans of $235. That compares to sales of approximately $4,300 of government guaranteed loans and $3,700 of commercial real estate loans that resulted in gains of $476 in 1999. These declines in noninterest income were partially offset by increased account service charges, up $86 or 9% and increased fee income, principally bankcard processing fees, up $379 or 25%.

NONINTEREST EXPENSE

Noninterest expense represents all expenses other than interest costs associated with deposits and other interest bearing liabilities. It incorporates personnel, premises and equipment, data processing and other operating expenses.

2001 Compared to 2000

Year-to-date noninterest expense of $12,654 was up $684 or 6% over last year. Bankcard processing fees increased $233 or 16% (directly related to the revenue increase and increased volumes) and accounted for 34% of the total expense increase. Excluding bankcard processing fees, all other noninterest expense grew by $451 or 4%. Salaries and employee benefits rose $589 or 10% due to salary increases of existing staff, increased commissions to mortgage loan originators, and higher benefit costs. Expense increases in bankcard processing and salaries were offset by a $57 decline in business development expense and a $167 decline in other expense. The decline in the other expense category resulted from an $86 drop in repossession expense and a decrease of $60 in NASDAQ listing fees.

2000 Compared to 1999

For 2000, noninterest expense increased $1,270 or 12% over 1999. Total personnel expense, which accounted for 52% of total noninterest expense in the current year, was up $537 or 10%. The full year effect of the Tualatin office, which opened in June 1999 and the opening of the West 11th office in Eugene in June 2000 added to staff and salaries. Premises and equipment expense dropped by $84 or 6% from $1,353 in 1999 to $1,267 in 2000. The decline in premises and equipment expenses was attributable to an increase of approximately $135 in rent income from the Company's three-story Gateway office building located in Springfield, Oregon. Growth in the merchant bankcard processing operation increased processing expenses by $383 or 34% and was related to an increase in the number of clients and corresponding volumes. The $23 increase in business development expense was primarily due to promotional expenses related to the Bank's new online banking product. Current year other expense increased by $412 or 22%. Approximately $131 of the increase in the other expense category was related to expenses on foreclosed assets.

LIQUIDITY

Liquidity is the term used to define the Company's ability to meet its financial commitments. The Company maintains sufficient liquidity to ensure funds are available for both lending needs and the withdrawal of deposit funds. The Company derives liquidity primarily through core deposit growth, maturity of investment securities and loan payments. Core deposits include demand, interest checking, money market, savings, and local time deposits. Additional liquidity and funding sources are provided through the sale of loans, access to national CD markets, and both secured and unsecured borrowings.

Core deposits at December 31, 2001 were 97% of total deposits, compared to 93% at December 31, 2000. During the last six months of 2001, the company experienced a $22,000 increase in its core deposit base. During the first half of 2001, asset growth was primarily funded with long-term borrowings from the Federal Home Loan Bank of Seattle. Over the course of the last fifteen months, the Company intentionally allowed national time deposits and public funds to mature and alternatively use core deposit growth and short-term borrowing lines for funding in order take advantage of falling market interest rates. The decline in outstanding deposits of $1,225 was entirely attributable to the planned reduction of these deposit types.

Overnight-unsecured borrowing lines have been established at various correspondent banks, the Federal Home Loan Bank of Seattle and with the Federal Reserve Bank of San Francisco. At year-end December 31, 2001, the Bank had overnight borrowing lines totaling approximately $81,500. At December 31, 2001, the Company had approximately $57,500 of overnight funding available. In addition, $11,000 of funding was available from the State of Oregon time deposit program with community banks. The Company's loan portfolio also contains approximately $13,200 in guaranteed government loans, which can be sold on the secondary market.

CAPITAL RESOURCES

Capital is the shareholder's investment in the Company. Capital grows through the retention of earnings and the issuance of new stock through the exercise of incentive options. Capital formation allows the Company to grow assets and provides flexibility in times of adversity.

Banking regulations require the Company to maintain minimum levels of capital. The Company manages its capital to maintain a "well capitalized" designation (the FDIC's highest rating). At December 31, 2001, the Company's total capital to risk weighted assets was 13.98%, compared to 13.17% at December 31, 2000.

On October 19, 2001, the Company paid a 10% stock dividend to shareholders of record at October 5, 2001. The Company also announced a stock repurchase plan in November 2001, which expires on December 31, 2002. The plan allows the Company to purchase up to 200 thousand shares or approximately 4% of outstanding shares over the next twelve months. During the month of December 2001, the Company repurchased 12.1 thousand shares on the open market.

The Company pays semi-annual cash dividends, in June and December, with payments representing approximately 25% of the previous six-month's earnings. During 2001, the Company paid cash dividends of $1,401, an increase of 14% over 2000 cash dividends of $1,225.

The Company projects that earnings retention and existing capital will be sufficient to fund anticipated asset growth and the stock repurchase plan, while maintaining a well-capitalized designation from the FDIC.

INFLATION

Substantially all of the assets and liabilities of the Company are monetary. Therefore, inflation has a less significant impact on the Company than does fluctuation in market interest rates. Inflation can lead to accelerated growth in noninterest expenses, which impacts net earnings. During the last two years, inflation, as measured by the Consumer Price Index, has not changed significantly. The effects of this inflation have not had a material impact on the Company.

MARKET RISK AND BALANCE SHEET MANAGEMENT

The Company's results of operations are largely dependent upon its ability to manage market risks. Changes in interest rates can have a significant effect on the Company's financial condition and results of operations. The Company does not use derivatives such as forward and futures contracts, options, or interest rate swaps to manage interest rate risk. Other types of market risk such as foreign currency exchange rate risk and commodity price risk do not arise in the normal course of the Company's business activities.

Interest rate risk generally arises when the maturity or repricing structure of the Company's assets and liabilities differ significantly. Asset and liability management, which among other things addresses such risk, is the process of developing, testing and implementing strategies that seek to maximize net interest income while maintaining sufficient liquidity. This process includes monitoring contractual maturity and prepayment expectations together with expected repricing of assets and liabilities under different interest rate scenarios. Generally, the Company seeks a structure that insulates net interest income from large deviations attributable to changes in market rates.

Interest rate risk is managed through the monitoring of the Company's balance sheet by subjecting various asset and liability categories to interest rate shocks and gradual interest rate movements over a one-year period of time. Interest rate shocks use an instantaneous adjustment in market rates of large magnitudes on a static balance sheet to determine the effect such a change in interest rates would have on the Company's net interest income and capital for the succeeding twelve-month period. Such an extreme change in interest rates and the assumption that management would take no steps to restructure the balance sheet does limit the usefulness of this type of analysis. This type of analysis tends to provide a best-case or worst-case scenario. A more reasonable approach utilizes gradual interest rate movements over a one-year period of time to determine the effect on the Company's net interest income.

The Company utilizes the services of The Federal Home Loan Bank's asset/liability modeling software to determine the effect changes in interest rates have on net interest income. Interest rate shock scenarios are modeled in 1% increments (plus or minus) in the federal funds rate. The more realistic forecast assumes a gradual interest rate movement of plus or minus 2.40% change in the federal funds rate over a one-year period of time with rates moving up or down 0.60% each quarter. The model used is based on the concept that all rates do not move by the same amount. Although certain assets and liabilities may have similar repricing characteristics, they may not react correspondingly to changes in market interest rates. In the event of a change in interest rates, prepayment of loans and early withdrawal of time deposits would likely deviate from those previously assumed. Increases in market rates may also affect the ability of certain borrowers to make scheduled principal payments.

The model attempts to account for such limitations by imposing weights on the differences between repricing assets and repricing liabilities within each time segment. These weights are based on the ratio between the amount of rate change of each category of asset or liability, and the amount of change in the federal funds rate. Certain non-maturing liabilities such as checking accounts and money market deposit accounts are allocated among the various repricing time segments to meet local competitive conditions and management's strategies.

The Company strives to manage the balance sheet so that net interest income is not negatively impacted more than 15% given a change in interest rates of plus or minus 200 basis points. Evaluations of the forecasting model at December 31, 2001 indicate the Company is within its established guidelines. During the last two quarters of 2001, the model has shown the Company is becoming more asset sensitive. During the first half of 2002, the Company expects net interest margin to decline as loans with active interest rate floors renew at current market rates, which will cause earning asset yields to fall faster than the cost of interest-bearing deposits.

The following tables show the estimated impact of interest rate changes on net interest income. Tables show results of Company supplied data for both the rate shock and gradual interest rate scenarios. The base figure of $18,520 used in both analyses represents actual net interest income for the year 2001. Due to the various assumptions used for this modeling, no assurance can be given that projections will reflect actual results.

Interest Rate Shock Analysis
Net Interest Income and Market Value Performance
Dollars in thousands

Projected Interest Rate Change	Net Interest Income		
	Estimated Value	$ Change From Base	% Change from Base
+200	$ 20,539	$ 2,019	10.90%
+100	19,755	1,235	6.67%
Base	18,520	0	0.00%
-100	17,694	(826)	-4.46%
-200	16,648	(1,872)	-10.11%

Gradual Interest Rate Movement Forecast
Net Interest Income and Market Value Performance
Dollars in thousands

Projected Interest Rate Change	Net Interest Income		
	Estimated Value	$ Change From Base	% Change from Base
Rising 2.40%	$ 19,061	$ 541	2.92%
Base	18,520	0	0.00%
Declining 2.40%	18,181	(339)	- 1.83%

FORM 10-K

A copy of the Company's annual report of Form 10-K which is filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is available to shareholders, at no charge, upon written request to: Pacific Continental Bank, P.O. Box 10727, Eugene, OR 97440-2727.

Independent Auditors' Report

The Board of Directors and Stockholders
Pacific Continental Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Pacific Continental Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Continental Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

ZIRKLE, LONG & TRIGUEIRO, L.L.C.
Certified Public Accountants
Eugene, Oregon
January 25, 2002

Consolidated Balance Sheets

	December 31 2001	2000
ASSETS		
Cash and due from banks	$ 15,268,742	$ 15,145,489
Federal funds sold	16,521,304	615,009
Total cash and cash equivalents	31,790,046	15,760,498
Securities available-for-sale	20,126,762	38,114,974
Loans held for sale	1,923,758	813,551
Loans, less allowance for loan losses	237,759,644	221,631,188
Interest receivable	1,409,822	1,714,524
Federal Home Loan Bank stock	2,460,800	2,298,800
Property, net of accumulated depreciation	13,305,735	12,977,821
Deferred income taxes	307,822	-
Other assets	463,850	812,939
Total assets	$ 309,548,239	$ 294,124,295
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 80,559,463	$ 69,548,873
Savings and interest-bearing demand	126,243,389	126,770,317
Time, $100,000 and over	19,608,040	27,476,161
Other time	21,917,788	26,308,204
	248,328,680	250,103,555
Federal funds purchased	-	900,000
Federal Home Loan Bank term borrowings	24,000,000	11,500,000
Accrued interest and other liabilities	1,615,177	1,250,708
Total liabilities	273,943,857	263,754,263
Commitments and contingencies (Notes 6 and 16)		
Stockholders' equity:		
Common stock, $1 par value; 10,000,000 shares authorized; 5,066,290 and 4,535,752 shares outstanding in 2001 and 2000, respectively	5,066,290	4,535,752
Additional paid-in capital	20,706,519	14,056,333
Retained earnings	9,541,959	11,787,069
Accumulated other comprehensive income (loss)	289,614	(9,122)
Total stockholders' equity	35,604,382	30,370,032
Total liabilities and stockholders' equity	$ 309,548,239	$ 294,124,295

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

	Year Ended December 31		
	2001	2000	1999
Interest income:			
Loans	$ 22,933,342	$ 24,024,226	$ 20,466,227
Securities	2,132,074	2,180,717	2,041,920
Dividends on Federal Home Loan Bank stock	162,198	143,554	151,881
Federal funds sold	50,970	89,126	37,170
	25,278,584	26,437,623	22,697,198
Interest expense:			
Deposits	5,370,134	7,987,275	5,655,472
Federal Home Loan Bank borrowings	1,159,342	817,640	575,209
Federal funds purchased	229,523	370,791	412,257
	6,758,999	9,175,706	6,642,938
Net interest income	18,519,585	17,261,917	16,054,260
Provision for loan losses	1,455,000	1,340,000	735,000
Net interest income after provision for loan losses	17,064,585	15,921,917	15,319,260
Noninterest income:			
Service charges on deposit accounts	1,105,636	1,016,896	977,151
Other fee income, principally bankcard processing	2,210,823	1,885,066	1,505,863
Loan servicing	489,356	253,961	459,606
Mortgage banking income and gains on sales of loans	616,254	578,319	952,907
Gains (losses) on sales of securities	251,003	(24,322)	30,490
Other	220,548	199,294	193,017
	4,893,620	3,909,214	4,119,034
Noninterest expense:			
Salaries and employee benefits	6,764,328	6,174,747	5,638,406
Premises and equipment	1,353,566	1,268,630	1,353,447
Bankcard processing	1,735,977	1,503,279	1,119,924
Business development	748,580	805,201	773,445
Other	2,051,483	2,218,226	1,815,205
	12,653,934	11,970,083	10,700,427
Income before income taxes	9,304,271	7,861,048	8,737,867
Provision for income taxes	3,582,000	3,053,000	3,364,000
Net income	$ 5,722,271	$ 4,808,048	$ 5,373,867
Earnings per share:			
Basic	$ 1.14	$ .96	$ 1.02
Diluted	$ 1.12	$ .96	$ 1.02

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2001, 2000 and 1999

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 1999	4,803,053	$4,803,053	$14,572,528	$7,657,712	$ 92,357	$27,125,650
Net income				5,373,867		5,373,867
Other comprehensive loss:						
Unrealized losses on securities					(920,074)	
Reclassification of gains realized					(30,490)	
Deferred income taxes					364,604	
Other comprehensive income					(585,960)	(585,960)
Comprehensive income						4,787,907
Stock options exercised and related tax benefit	35,902	35,902	305,847			341,749
Cash dividends				(1,323,255)		(1,323,255)
Shares repurchased and retired	(243,333)	(243,333)	(743,382)	(2,834,017)		(3,820,732)
Balance, December 31, 1999	4,595,622	4,595,622	14,134,993	8,874,307	(493,603)	27,111,319
Net income				4,808,048		4,808,048
Other comprehensive income:						
Unrealized gains on securities					761,611	
Reclassification of losses realized					24,322	
Deferred income taxes					(301,452)	
Other comprehensive loss					484,481	484,481
Comprehensive income						5,292,529
Stock options exercised and related tax benefit	17,638	17,638	160,183			177,821
Cash dividends				(1,224,713)		(1,224,713)
Shares repurchased and retired	(77,508)	(77,508)	(238,843)	(670,573)		(986,924)
Balance, December 31, 2000	4,535,752	4,535,752	14,056,333	11,787,069	(9,122)	30,370,032
Net income				5,722,271		5,722,271
Other comprehensive income:						
Unrealized gains on securities					735,649	
Reclassification of net gains realized					(251,003)	
Deferred income taxes					(185,910)	
Other comprehensive income					298,736	298,736
Comprehensive income						6,021,007
Stock options exercised and related tax benefit	81,920	81,920	687,186			769,106
10% stock dividend	460,719	460,719	6,012,383	(6,473,102)		
Cash dividends				(1,400,993)		(1,400,993)
Shares repurchased and retired	(12,101)	(12,101)	(49,383)	(93,286)		(154,770)
Balance, December 31, 2001	5,066,290	$5,066,290	$20,706,519	$9,541,959	$289,614	$35,604,382

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 5,722,271	$ 4,808,048	$ 5,373,867
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	854,997	778,813	780,647
Amortization (accretion)	(92,463)	55,378	112,560
Provision for loan losses	1,455,000	1,340,000	735,000
Losses of foreclosed assets	-	82,679	-
Deferred income taxes	(522,000)	334,000	(137,000)
(Gains) losses on sales of securities	(251,003)	24,322	(30,490)
Stock dividends from Federal Home Loan Bank	(162,000)	(143,300)	(151,600)
Change in:			
Interest receivable	304,702	(161,630)	(244,136)
Deferred loan fees	29,229	(43,309)	30,471
Capitalized loan servicing rights	69,799	130,870	(126,573)
Loans held for sale	(806,170)	623,785	3,612,098
Accrued interest and other liabilities	239,527	203,310	232,248
Income taxes payable	177,210	17,327	(76,731)
Other assets	(105,710)	3,101	(149,985)
Net cash provided by operating activities	6,913,389	8,053,394	9,960,376
Cash flows from investing activities:			
Proceeds from sales and maturities of securities	27,382,531	9,852,549	16,266,537
Purchase of securities	(8,566,206)	(12,411,330)	(21,019,078)
Loans made net of principal collections received	(11,710,097)	(17,787,588)	(32,366,284)
Proceeds from sales of loans	1,500,000	3,200,000	3,748,144
Purchase of loans	(7,706,625)	(1,030,000)	-
Purchase of property	(1,182,911)	(1,992,864)	(1,827,997)
Proceeds on sale of foreclosed assets	385,000	442,321	-
Net cash provided by (used in) investing activities	101,692	(19,726,912)	(35,198,678)
Cash flows from financing activities:			
Net increase (decrease) in deposits	(1,774,876)	25,928,787	29,845,945
Change in federal funds purchased	(900,000)	(4,900,000)	(2,800,000)
Change in Federal Home Loan Bank term borrowings	12,500,000	(1,500,000)	2,000,000
Proceeds from stock options exercised	745,106	164,820	298,749
Dividends paid	(1,400,993)	(1,224,713)	(1,323,255)
Repurchase of Company shares	(154,770)	(986,924)	(3,820,732)
Net cash provided by financing activities	9,014,467	17,481,970	24,200,707
Net increase (decrease) in cash and cash equivalents	16,029,548	5,808,452	(1,037,595)
Cash and cash equivalents, beginning of year	15,760,498	9,952,046	10,989,641
Cash and cash equivalents, end of year	$ 31,790,046	$ 15,760,498	$ 9,952,046
Supplemental information:			
Noncash investing and financing activities:			
Transfers of loans to foreclosed assets	$ -	$ 785,000	$ 125,000
Transfers of loans held for sale	304,037	1,329,938	617,122
Change in unrealized gain on securities, net of deferred income taxes	298,736	484,481	585,960
Cash paid during the year for:			
Income taxes	3,926,790	2,688,672	3,577,732
Interest	6,929,933	9,091,100	6,644,367

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies:

Principles of Consolidation – The consolidated financial statements include the accounts of Pacific Continental Corporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Pacific Continental Bank (the "Bank") and the Bank's wholly-owned subsidiaries, PCB Service Corporation (which owns and operates bank-related real estate) and PCB Loan Services Corporation (which owns and operates certain repossessed or foreclosed collateral). The Bank provides commercial banking, financing, mortgage lending and other services in Western Oregon. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from or deposited with banks, interest-bearing balances due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

The Bank is required to maintain certain reserves as defined by regulation. Such reserves were maintained in cash at December 31, 2001.

Securities Available-for-Sale – Securities available-for-sale are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity mix of bank assets and liabilities or demand on liquidity. The Bank classified all securities as available-for-sale throughout 2001 and 2000. Securities classified as available-for-sale are reported at estimated fair value, net of deferred taxes. The difference between estimated fair value and amortized cost is a separate component of stockholders' equity (accumulated other comprehensive income). Management determines the appropriate classification of securities at the time of purchase.

Interest income on debt securities is included in income using the level yield method. Gains and losses on sales of securities are recognized on the specific identification basis.

Loans Held for Sale and Mortgage Banking Activities – The Bank originates residential real estate loans for resale in the secondary market. The Bank also originates government guaranteed loans, a portion of which are held for sale. Sales are without recourse. Loans held for sale are carried at the lower of cost or market.

Loans and Income Recognition – Loans are stated at the amount of unpaid principal, reduced by deferred loan origination fees, discounts associated with retained portions of loans sold, and an allowance for loan losses. Interest on loans is calculated using the simple-interest method on daily balances of the principal amount outstanding. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the interest is doubtful. Loan origination fees are amortized over the lives of the loans as adjustments to yield.

1. **Summary of Significant Accounting Policies, Continued:**

Allowance for Loan Losses – The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management considers adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loss experience. The evaluations take into consideration such factors as changes in the nature of the loan portfolio, overall portfolio quality, review of specific problem loans, estimated value of underlying collateral, and current economic conditions that may affect the borrower's ability to pay. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when management believes that it is probable that all amounts will not be collected according to the contractual terms. An impaired loan is valued using the present value of expected cash flows discounted at the loan's effective interest rate, the observable market price of the loan or the estimated fair value of the loan's collateral or related guaranty. Loans deemed impaired are specifically allocated for in the allowance for loan losses.

Servicing – Servicing assets are recognized as separate assets when rights are acquired through sales of loans. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Fair value is determined based upon discounted cash flows using market-based assumptions.

Federal Home Loan Bank Stock – The investment in Federal Home Loan Bank ("FHLB") stock is carried at par value, which approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. For 2001, the minimum required investment was approximately $850,000. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB.

Property – Property is stated at cost, net of accumulated depreciation. Additions, betterments and replacements of major units are capitalized. Expenditures for normal maintenance, repairs and replacements of minor units are charged to expense as incurred. Gains or losses realized from sales or retirements are reflected in operations currently.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 30 to 40 years for buildings, 3 to 10 years for furniture and equipment, and up to the lease term for leasehold improvements.

Advertising – Advertising costs are generally charged to expense during the year in which they are incurred.

Income Taxes – Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are

1. **Summary of Significant Accounting Policies, Continued:**

calculated using tax rates in effect for the year in which the differences are expected to reverse.

Stockholders' Equity and Earnings Per Share – Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share include the effect of common stock equivalents that would arise from the exercise of stock options discussed in Note 12. Weighted shares outstanding are adjusted retroactively for the effect of stock dividends.

Weighted average shares outstanding at December 31 are as follows:

	2001	2000	1999
Basic	5,036,428	5,000,147	5,223,755
Common stock equivalents attributable to stock options	50,487	16,273	49,561
Diluted	5,086,915	5,016,420	5,273,316

The Company repurchased and retired 12,101 shares of common stock costing $154,770 in 2001; 77,508 shares costing $986,924 in 2000; and 243,333 shares costing $3,820,732 in 1999.

The Company has approved repurchase of 200,000 shares of Company stock, of which 12,101 were repurchased in 2001.

Financial Accounting Standards Board ("FASB") – In September 2000, FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinquishments of Liabilities.* This Statement replaces SFAS No. 125 and revises standards for accounting and securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of SFAS No. 125's provisions without reconsideration. It is generally effective after March 31, 2001. Adoption of SFAS No. 140 did not have a material effect on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. These Statements make significant changes to the accounting for business combinations and goodwill. SFAS No. 141 eliminates the pooling-of-interests method of accounting and requires that the purchase method of accounting be used for business combinations initiated after June 30, 2001. SFAS No. 142 discontinues the practice of amortizing goodwill and requires that goodwill be continually evaluated for impairment and be written-down when appropriate. Other intangible assets with a determinable useful life will continue to be amortized over future periods. Adoption of SFAS Nos. 141 and 142 had no effect on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This Statement addresses financial accounting and reporting obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect that adoption of SFAS No. 143 will have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement supersedes

1. **Summary of Significant Accounting Policies, Continued:**

SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* and provides guidance on classification and accounting for such assets when held for sale or abandonment. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect that adoption of SFAS No. 144 will have a material effect on the Company's financial position or results of operations.

Reclassifications – The 2000 and 1999 figures have been reclassified where appropriate to conform with the financial statement presentation used in 2001. These reclassifications had no effect on previously reported net income.

2. **Securities Available-for-Sale:**

The amortized cost and estimated market values of securities available-for-sale at December 31 are as follows:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Obligations of U.S. Government agencies	$ 3,697,772	$ 231,736	$ -	$ 3,929,508
Obligations of states and political subdivisions (taxable)	1,506,800	6,090		1,512,890
Mortgage-backed securities	14,452,343	232,021		14,684,364
	$ 19,656,915	$ 469,847	$ -	$ 20,126,762

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Obligations of U.S. Government agencies	$ 11,088,070	$ 214,967	$ -	$ 11,303,037
Obligations of states and political subdivisions (taxable)	1,397,600	18,966	-	1,416,566
Corporate notes	2,006,019	9,329	-	2,015,348
Mortgage-backed securities	23,638,083	62,604	320,664	23,380,023
	$38,129,772	$305,866	$320,664	$38,114,974

The amortized cost and estimated market value of securities at December 31, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations.

	2001		2000	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ -	$ 3,929,508	$ 2,006,019	$ 2,015,348
Due after one year through 5 years	3,697,772	-	11,088,070	11,303,037
Due after 5 years through 15 years	1,506,800	1,512,890	1,397,600	1,416,566
Mortgage-backed securities	14,552,343	14,684,364	23,638,083	23,380,023
	$ 19,756,915	$ 20,126,762	$ 38,129,772	$ 38,114,974

2. Securities Available-for-Sale, Continued:

Gross realized gains and losses were $300,643 and $49,640, respectively, in 2001. Gross realized losses on sales of securities were $24,322 in 2000. Gross realized gains on sales of securities were $30,490 in 1999.

At December 31, 2001, mortgage-backed securities with amortized costs of $6,598,773 (estimated market values of $6,778,000) were pledged to secure certain Treasury and public deposits as required by law.

3. Loans:

Major classifications of loans at December 31 are as follows:

	2001	2000
Commercial loans	$ 63,058,587	$ 54,797,800
Real estate loans	169,775,925	159,481,077
Consumer loans	9,453,854	10,582,451
	242,288,366	224,861,328
Deferred loan origination fees	(1,110,693)	(1,081,464)
	241,177,673	223,779,864
Allowance for loan losses	(3,418,029)	(2,148,676)
	$ 237,759,644	$ 221,631,188

Scheduled maturities or repricing, if earlier, of loans at December 31, 2001 are as follows:

Three months or less	$ 94,289,650
Three months to one year	9,764,860
One year to three years	63,498,644
Three years to five years	59,850,071
Thereafter	14,885,141
	$ 242,288,366

Allowance for Loan Losses:

	2001	2000	1999
Balance, beginning of year	$ 2,148,676	$ 2,447,900	$ 2,069,614
Provision charged to income	1,455,000	1,340,000	735,000
Loans charged against the allowance	(273,232)	(1,729,518)	(376,706)
Recoveries credited to allowance	87,585	90,294	19,992
Balance, end of year	$ 3,418,029	$ 2,148,676	$ 2,447,900

3. **Loans, Continued:**

At December 31, 2001, the recorded investment in certain loans totaling $5,601,238, including all nonaccrual loans, were considered impaired. A specific related valuation of $1,050,000 is provided for these loans and is included in the allowance above. The average recorded investment in impaired loans for the year ended December 31, 2001 was approximately $2,000,000. Interest income recognized on impaired loans for the year ended December 31, 2001 was not significant. No loans were considered as impaired at December 31, 2000 or 1999. Loans on nonaccrual status were $489,957 and $1,422,344 at December 31, 2000 and 1999, respectively. Interest income which would have been realized on nonaccrual loans if they had remained current was approximately $371,000, $31,000 and $102,000 in 2001, 2000 and 1999, respectively. Loans contractually past due 90 days or more on which interest was still accruing totaled $953,384 ($334,055 net of guarantees) and $155,097 at December 31, 2001 and 2000, respectively.

A substantial portion of the loan portfolio is collateralized by real estate and is, therefore, susceptible to changes in local market conditions. Management believes that the loan portfolio is diversified among industry groups. At December 31, 2001, approximately 11% of the Bank's loan portfolio was concentrated in loans to the hotel and motel industry, with no other single industry group exceeding 10% of the portfolio. It is management's opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio. However, actual results may differ from estimates.

4. **Servicing:**

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans at December 31, 2001 and 2000 were $32,944,670 and $39,635,162, respectively.

The balance of capitalized loan servicing rights, net of valuation allowances, included in other assets was $83,675 and $153,473 at December 31, 2001 and 2000, respectively.

5. **Foreclosed Assets:**

There were no foreclosed assets at December 31, 2001. Foreclosed assets of $385,000 at December 31, 2000 is included in other assets and recorded at fair value less estimated selling costs.

6. Property:

Property at December 31 consists of the following:

	2001	2000
Land	$ 2,053,664	$ 1,662,107
Buildings and improvements	11,098,606	10,695,558
Furniture and equipment	4,515,037	4,770,083
	17,667,307	17,127,748
Less accumulated depreciation	4,361,572	4,149,927
	$ 13,305,735	$ 12,977,821

Lease Commitments – The Bank leases certain facilities for office locations under noncancelable operating lease agreements expiring through 2020. Rent expense related to these leases totaled $253,918, $212,011 and $186,149 in 2001, 2000 and 1999, respectively.

Property Leased to Others – The Bank leases approximately 82% of its Springfield Gateway building to others under noncancelable operating lease agreements extending through 2011.

Future minimum payments required under these leases are:

	Lease Commitments	Property Leased to Others
2002	$ 236,319	$ 407,491
2003	244,852	414,749
2004	244,003	390,043
2005	181,843	338,202
2006	162,541	234,955
Thereafter	1,247,690	467,770
	$ 2,317,248	$ 2,253,210

7. Deposits:

Scheduled maturities or repricing of time deposits at December 31 are as follows:

	2001	2000
Less than three months	$ 12,974,165	$ 17,905,220
Three months to one year	19,922,198	30,860,570
One to three years	7,840,750	4,326,928
Thereafter	788,715	691,647

8. Federal Funds Purchased:

The Bank maintains uncollateralized federal funds borrowing lines with correspondent banks totaling $34,000,000. There were no borrowings against these lines at December 31, 2001. At December 31, 2000, $900,000 of federal funds were purchased from correspondent banks.

9. Federal Home Loan Bank Term Borrowings:

Federal Home Loan Bank term borrowings at December 31 are as follows:

	2001	2000
Due January 2002, 5.36%	$ 2,000,000	$ -
Due January 2003, 5.76%	6,000,000	6,000,000
Due May 2003, 4.90%	1,000,000	-
Due April 2004, 5.07%	3,000,000	-
Due May 2004, 5.35%	2,000,000	-
Due June 2004, 4.98%	5,000,000	-
Due July 2004, 5.16%	3,000,000	-
Due May 2005, 5.67%	1,000,000	-
Due June 2005, 5.26%	1,000,000	-
Paid 2001	-	5,500,000
	$ 24,000,000	$ 11,500,000

The Bank has a borrowing limit with the FHLB totaling $45,000,000 ($21,000,000 available at December 31, 2001). FHLB stock, funds on deposit with FHLB, securities and loans are pledged as collateral for borrowings from FHLB.

10. Income Taxes:

The provision for income taxes for the years ended December 31 consist of the following:

	2001	2000	1999
Currently payable:			
Federal	$ 3,397,000	$ 2,251,000	$ 2,899,000
State	707,000	468,000	602,000
	4,104,000	2,719,000	3,501,000
Deferred:			
Federal	(431,000)	276,000	(114,000)
State	(91,000)	58,000	(23,000)
	(522,000)	334,000	(137,000)
Total provision for income taxes	$3,582,000	$3,053,000	$3,364,000

The provision for deferred income taxes results from timing differences in the recognition of revenue and expenses for financial statement and tax purposes. The nature and tax effect of these differences for the years ended December 31 are as follows:

10. Income Taxes, Continued:

	2001	2000	1999
Loan fees and other loan basis adjustment differences between financial statement and tax purposes	$ (81,770)	$ 37,259	$ (34,792)
Loan loss deduction for tax purposes more (less) than provision for financial reporting purposes	(402,135)	191,532	(103,666)
Depreciation deduction differences between financial statement and tax purposes	-	(5,957)	(20,044)
Federal Home Loan Bank stock dividends	50,419	45,264	47,503
State income tax and other	(88,514)	65,902	(26,001)
	$ (522,000)	$ 334,000	$ (137,000)

The provision for income taxes results in effective tax rates which are different than the federal income tax statutory rate. The nature of the differences for the years ended December 31 was as follows:

	2001	2000	1999
Expected federal income tax provision at 34%	$ 3,163,000	$ 2,673,000	$ 2,971,000
State income tax, net of federal income tax effect	407,000	347,000	382,000
Other nondeductible expenses	12,000	33,000	11,000
Provision for income taxes	$3,582,000	$3,053,000	$3,364,000

The tax benefit associated with stock option plans reduced taxes payable by $24,000, $13,000 and $43,000 at December 31, 2001, 2000 and 1999, respectively. Such benefit is credited to additional paid-in capital.

The components of deferred tax assets and liabilities at December 31 are as follows:

	2001	2000	1999
Assets:			
Allowance for loan losses	$ 1,088,302	$ 592,663	$ 826,373
Basis adjustments on loans	144,507	60,252	65,966
Other	15,105	-	-
Net unrealized losses on securities	-	5,676	307,129
Total deferred tax assets	1,247,914	658,591	1,199,468
Liabilities:			
Federal Home Loan Bank stock dividends	433,730	371,593	316,629
Excess tax over book depreciation	195,671	192,072	198,617
Net unrealized gains on securities	180,233	-	-
Other, principally loan origination costs	130,458	123,194	90,039
Total deferred tax liabilities	940,092	686,859	605,285
Net deferred tax assets (liabilities)	$ 307,822	$ (28,268)	$ 594,183

Management believes that net deferred taxes will be recognized in the normal course of operations and, accordingly, management has not reduced net deferred tax assets by a valuation allowance.

11. Retirement Plan:

The Bank has a 401(k) profit sharing plan covering substantially all employees. The plan provides for employee and employer contributions. The total plan expenses, including employer contributions, were $388,917, $328,355 and $349,455 in 2001, 2000 and 1999, respectively.

12. Stock Option Plans:

The Company has Employee and Nonemployee Director Stock Option Plans that reserve shares of stock for issuance to executives, employees and directors. Under the plans, the exercise price of each option must equal the greater of market price or net book value of the Company's stock on the date of the grant, and the option's maximum term is ten years. Options granted before 2000 vested at grant. For employee options granted in 2001 and 2000, vesting occurs over a four-year period. Information with respect to options granted under the stock option plans, adjusted for stock splits and dividends, is as follows:

	2001		2000		1999	
	Options Outstanding	Average Price Per Share	Options Outstanding	Average Price Per Share	Options Outstanding	Average Price Per Share
Balance, beginning of year	360,048	$ 9.30	179,053	$ 10.45	220,864	$ 10.05
Grants:						
Employees	182,050	12.76	179,300	8.41	-	
Directors	23,100	12.76	26,400	8.41	-	
Exercised	(89,187)	8.35	(19,257)	8.54	(39,492)	7.56
Expired	(15,025)		(5,448)		(2,319)	
Balance, end of year	460,986	$ 10.94	360,048	$ 9.30	179,053	$ 10.45
Options exercisable at end of year	216,424		218,588		179,053	
Options available for grant at end of year	261,470		460,075		660,000	

The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the plans been determined based on the fair value at the grant date for awards in 2001 and 2000 (no options granted in 1999) consistent with the provisions of SFAS No. 123, net income and earnings per share would have been the pro forma amounts indicated below:

12. Stock Option Plans, Continued:

	2001	2000	1999
Net income - as reported	$ 5,722,271	$ 4,808,048	$ 5,373,867
Net income - pro forma	5,517,275	4,718,147	5,373,867
Basic earnings per share - as reported	1.14	0.96	1.02
Basic earnings per share - pro forma	1.10	0.94	1.02

The fair value of each option grant ($3.13 and $2.21 in 2001 and 2000, respectively) is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000
Dividend yield	3.33%	3.89%
Risk-free interest rate	5.43%	6.50%
Expected life	4 years	4 years
Expected volatility	31.60%	30.24%

Outstanding options at December 31, 2001 are as follows:

Shares			
Exercisable	Total	Price Per Share	Expiration
47,846	47,846	$ 8.78	June 2002
21,670	21,670	20.40	June 2003
88,498	186,595	8.41	September 2005
58,410	204,875	12.76	August 2006
216,424	460,986		

13. Transactions with Related Parties:

The Bank has granted loans to officers and directors and to companies with which they are associated. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The aggregate dollar amount of these loans outstanding was $1,541,519, $1,353,322 and $442,879 at December 31, 2001, 2000 and 1999, respectively. Activity with respect to these loans during the year ended December 31, 2001 was as follows:

Balance, January 1, 2001	$ 1,353,322
Additions or renewals	681,313
Amounts collected or renewed	(493,116)
Balance, December 31, 2001	$ 1,541,519

In addition, there were $253,471 in commitments to extend credit to directors and officers at December 31, 2001, which are included as part of commitments in Note 14.

Real estate management fees of $82,714 were paid to a director during 2001.

14. **Financial Instruments with Off-Balance-Sheet Credit Risk:**

In order to meet the financing needs of its customers, the Bank commits to extensions of credit and issues letters of credit. The Bank uses the same credit policies in making commitments and conditional obligations as it does for other products. In the event of nonperformance by the customer, the Bank's exposure to credit loss is represented by the contractual amount of the instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Off-balance-sheet instruments at December 31 consist of the following:

	2001	2000
Commitments to extend credit	$ 51,726,566	$ 38,964,350
Letters of credit and financial guarantees written	4,398,845	3,416,225

15. **Fair Value Disclosures of Financial Instruments:**

The following disclosures are made in accordance with provisions of SFAS No. 107, *Disclosures About Fair Value of Financial Instruments.* The use of different assumptions and estimation methods could have a significant effect on fair value amounts. Accordingly, the estimates of fair value herein are not necessarily indicative of the amounts that might be realized in a current market exchange.

The estimated fair values of the financial instruments at December 31 are as follows:

15. Fair Value Disclosures of Financial Instruments, Continued:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 31,790,046	$ 31,790,046	$15,760,498	$ 15,760,498
Securities	20,126,762	20,126,762	38,114,974	38,114,974
Loans held for sale	1,923,758	1,978,854	813,551	831,954
Loans, net of allowance for loan losses	237,759,644	242,899,991	221,631,188	222,375,535
Interest receivable	1,409,822	1,409,822	1,714,524	1,714,524
Federal Home Loan Bank stock	2,460,800	2,460,800	2,298,800	2,298,800
Financial liabilities:				
Deposits	248,328,680	249,178,680	250,103,555	250,218,555
Federal funds purchased	-	-	900,000	900,000
Federal Home Loan Bank borrowings	24,000,000	24,835,000	11,500,000	11,493,000
Accrued interest payable	172,212	172,212	343,146	343,146

Cash and Cash Equivalents – The fair value approximates carrying amount.

Securities – Fair value is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices from similar securities.

Loans Held for Sale – Fair value represents the anticipated proceeds from sale of the loans.

Loans – Fair value of fixed-rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Variable rate loans have carrying amounts that are a reasonable estimate of fair value.

Deposits – Fair value of demand, interest-bearing demand and savings deposits is the amount payable on demand at the reporting date. Fair value of time deposits is estimated using the interest rates currently offered for the deposits of similar remaining maturities. In accordance with provisions of SFAS No. 107, the estimated fair values of deposits do not take into account the benefit that results from low-cost funding such deposits provide.

Federal Funds Purchased – The carrying amount is a reasonable estimate of fair value because of the short-term nature of these borrowings.

Federal Home Loan Bank Borrowings – Fair value of Federal Home Loan Bank borrowings is estimated by discounting future cash flows at rates currently available for debt with similar terms and remaining maturities.

Off-Balance-Sheet Financial Instruments – The carrying amount and fair value are based on fees charged for similar commitments and are not material.

16. Commitments and Legal Contingencies:

During 2001, the Company entered into employment agreements with two key executives. The employment agreements provide for minimum aggregate annual base salaries of $353,750 in 2001, performance adjustments, life insurance coverage, incentive compensation, and other perquisites commonly found in such agreements. The employment agreements expire in April 2004. Aggregate bonus expense to these executives of $292,000 was recorded in 2001.

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

17. Regulatory Matters:

The Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation ("FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and of Tier I capital to leverage assets. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are presented in the table.

17. Regulatory Matters, Continued:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total capital (to risk weighted assets)	$ 37,578,463	13.98%	$ 21,502,000	8%	$ 26,877,500	10%
Tier I capital (to risk weighted assets)	34,160,434	12.71%	10,751,000	4%	16,126,500	6%
Tier I capital (to leverage assets)	34,160,434	11.14%	12,269,760	4%	15,337,200	5%
As of December 31, 2000:						
Total capital (to risk weighted assets)	$ 32,439,587	13.17%	$ 19,702,720	8%	$ 24,628,400	10%
Tier I capital (to risk weighted assets)	30,290,911	12.30%	9,851,360	4%	14,777,040	6%
Tier I capital (to leverage assets)	30,290,911	10.28%	11,786,560	4%	14,733,200	5%

18. Parent Company Financial Information:

Financial information for Pacific Continental Corporation (Parent Company only) is presented below:

BALANCE SHEETS
December 31

	2001	2000
Assets:		
Cash ($185,042 and $32,781 deposited with the Bank)	$ 1,035,837	$ 39,743
Prepaid expenses	2,500	7,500
Deferred income taxes	116,000	41,000
Investment in the Bank, at cost plus equity in earnings	34,450,045	30,281,789
	$ 35,604,382	$ 30,370,032
Liabilities and stockholders' equity:		
Liabilities	$ -	$ -
Stockholders' equity	35,604,382	30,370,032
	$ 35,604,382	$ 30,370,032

18. Parent Company Financial Information, Continued:

STATEMENTS OF INCOME
For the Periods Ended December 31

	2001	2000	1999
Income:			
Cash dividends from the Bank	$ 1,995,000	$ 2,180,000	$ 4,514,000
Interest income	2,082	2,519	411
	1,997,082	2,182,519	4,514,411
Expenses:			
Investor relations	102,238	-	-
Legal and registration expense	46,198	126,149	45,132
Personnel costs paid to Bank	46,895	-	-
	195,331	126,149	45,132
Income before income tax benefit and equity in undistributed earnings of the Bank	1,801,751	2,056,370	4,469,279
Income tax benefit	75,000	28,000	13,000
Equity in undistributed earnings of the Bank	3,845,520	2,723,678	(1,267,015)
Net income	$ 5,722,271	$ 4,808,048	$ 3,215,264

STATEMENTS OF CASH FLOWS
For the Periods Ended December 31

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 5,722,271	$ 4,808,048	$ 3,215,264
Adjustments to reconcile net income to net capital provided by operating activities:			
Equity in undistributed earnings of the Bank	(3,845,520)	(2,723,678)	1,267,015
Prepaid expenses	5,000	(7,500)	-
Deferred income taxes	(75,000)	(28,000)	(13,000)
Net cash provided by operating activities	1,806,751	2,048,870	4,469,279
Cash flows from financing activities:			
Proceeds from stock options exercised	745,106	164,820	84,208
Dividends paid	(1,400,993)	(1,224,713)	(695,394)
Shares repurchased and retired	(154,770)	(986,924)	(3,820,403)
Net cash used in financing activities	(810,657)	(2,046,817)	(4,431,589)
Net increase in cash	996,094	2,053	37,690
Cash, beginning of period	39,743	37,690	-
Cash, end of period	$1,035,837	$39,743	$37,690

CORPORATE INFORMATION

OFFICES

	Location	Mailing Address	Phone	Fax
Beaverton	12255 S.W. 1st Street	P.O. Box 648 Beaverton, OR 97075-0648	503 350 1205	503 350 1203
Eugene	111 W. 7th Ave.	P.O. Box 10727 Eugene, OR 97440-2727	541 686 8685	541 344 2843
	1450 High St.		541 686 8685	541 683 6573
	255 Coburg Rd.		541 686 8685	541 683 9585
	2021 River Rd.		541 686 8685	541 461 4304
	2400 W. 11th Ave.		541 686 8685	541 349 2437
Halsey	360 W. 2nd	P.O. Box 10727 Eugene, OR 97440-2727	541 686 8685	541 369 2913
Junction City	285 W. 6th Ave.	P.O. Box 10727 Eugene, OR 97440-2727	541 686 8685	541 984 2339
Springfield	1011 Harlow Rd.	P.O. Box 10727 Eugene, OR 97440-2727	541 686 8685	541 988 4199
Tualatin	19321 S.W. Martinazzi Ave.	P.O. Box 648 Beaverton, OR 97075-0648	503 350 1205	503 691 1279

STOCK TRADING
Pacific Continental Corporation's shares are traded in the NASDAQ National Market System under the NASDAQ symbol: PCBK.

MARKET MAKERS
Pacific Crest Securities 800 473 3775
Laurie A. Flynn

Ragen MacKenzie 800 827 6247
Thomas Savinar

Webush Morgan Securities 800 234 0480
Joey Warmenhoven

TRANSFER AGENT
Pacific Continental Bank, 111 W. 7th Ave.
P.O. Box 10727, Eugene, OR 97440-2727

INTERNET
e-mail address: banking@therightbank.com
web address: www.therightbank.com

XPRESS BANKING
24-hour inquiry and account transfer system:
503 643 BANK (2265) or 541 984 BANK (2265)

MEMBER FDIC EQUAL HOUSING LENDER

DISCLOSURE STATEMENT

Federal regulations require that all insured state chartered banks make available to depositors, shareholders, and members of the general public an annual disclosure statement. This report encompasses all the information required and is provided to facilitate more informed decision making by depositors and investors. The financial data and related data in this statement have not been reviewed for accuracy or relevance by the Federal Deposit Insurance Corporation.



PACIFIC CONTINENTAL
CORPORATION
therightbank.com